Filed by KeyCorp

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: First Niagara Financial Group, Inc.

Filer’s SEC File No.: 001-11302

Date: January 21, 2016

Corrected Transcript

21-Jan-2016

KeyCorp (KEY)

Q4 2015 Earnings Call

Total Pages: 25

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KeyCorp (KEY)
Q4 2015 Earnings Call
Corrected Transcript
21-Jan-2016

CORPORATE PARTICIPANTS

Beth Elaine Mooney
Chairman & Chief Executive Officer

Donald R. Kimble
Chief Financial Officer

Christopher M. Gorman
President-Key Corporate Bank

William L. Hartmann
Chief Risk Officer

Edward J. Burke
Co-President-Key Community Bank , Commercial & Private Bank

Dennis A. Devine
Co-President-Key Community Bank, Consumer & Business Banking, KeyCorp

OTHER PARTICIPANTS

Joshua Kevin Cohen
Jefferies LLC

Erika P. Najarian
Bank of America Merrill Lynch

Scott Siefers
Sandler O'Neill & Partners LP

John Pancari
Evercore ISI

David Eads
UBS Securities LLC

Bob H. Ramsey
FBR Capital Markets & Co.

Gerard Cassidy
RBC Capital Markets LLC

Terry J. McEvoy
Stephens, Inc.

Matthew Derek O'Connor
Deutsche Bank Securities, Inc.

David Darst
Guggenheim Securities LLC

Marty Mosby
Vining Sparks IBG LP

Geoffrey Elliott
Autonomous Research LLP

Peter J. Winter
Sterne Agee CRT

Matthew Hart Burnell
Wells Fargo Securities LLC

Kevin James Barker
Piper Jaffray & Co (Broker)

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KeyCorp (KEY)
Q4 2015 Earnings Call

Corrected Transcript
21-Jan-2016

MANAGEMENT DISCUSSION SECTION

Operator: Good morning, and welcome to the KeyCorp's Fourth Quarter 2015 Earnings Conference Call. This call is being recorded. At this time, I'd like to turn the conference over to Beth Mooney, Chairman and CEO. Please go ahead, ma'am.

Beth Elaine Mooney
Chairman & Chief Executive Officer

Thank you, operator. Good morning and welcome to KeyCorp's fourth quarter 2015 earnings conference call. Joining me for today's presentation is Don Kimble, our Chief Financial Officer; and available for the Q&A portion of the call is Chris Gorman, President of our Corporate Bank; E.J. Burke and Dennis Devine, Co-Presidents of our Community Bank; and Bill Hartmann, our Chief Risk Officer.

Slide two is our statement on forward-looking disclosure and non-GAAP financial measures. It covers our presentation materials and comments, as well as the question-and-answer segment of our call.

I am now turning to slide three. Our fourth quarter closes out what has been a significant year for our company. We improved our operating performance, continued our credit discipline, maintained our strong capital position and made investments that will drive future growth and profitability. For the year, Key generated positive operating leverage that we believe was among the strongest in our peer group. Our revenues were up 3% and our pre-provision net revenue was up 5%, both compared to the prior year.

These results reflect our success in continuing to grow and expand client relationships in both the Community Bank and the Corporate Bank. And these new clients contributed to our 5% growth in average loans and 12% growth in CF&A balances. We also increased our core fee-based income, including investment banking and debt placement fees, which were up 12%, another record year for us. Corporate services, and cards and payments were both up over 10%. And I think it's worth noting that these are areas where we have made recent investments that are generating growth and positive returns.

Expense management also remained an area of focus. During the year, we continued to execute on opportunities to right-size our business, reduce occupancy costs and improve operational efficiencies. Expense trends reflect our investments to drive future growth and profitability as well as merger-related charges and those related to our continuous improvement and efficiency efforts.

Investments during the year included remixing our head count to increase client-facing roles in both the Corporate Bank and the Community Bank. We also enhanced our payments capability, which have driven strong growth in purchased and prepaid cards as well as a 13% increase year-over-year in credit card sales. And we continued to invest in our digital and mobile offerings as well as ongoing enhancements to our compliance and regulatory processes.

These were good investments that helped drive revenue growth in 2015, and they will make an even larger contribution in the future as they fully mature. While these investments, including the addition of 60 senior bankers in our Corporate and Community Bank as well as Pacific Crest Securities, position us for growth. They offset some of the efficiency improvement made in other areas of our company last year. Importantly, we remain committed to further improvement and the targets that we have established.

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KeyCorp (KEY)
Q4 2015 Earnings Call
Corrected Transcript
21-Jan-2016

Credit quality remained a good story in 2015 with non-performing loans down for the year, and net charge-offs of 24 basis points, which is below our targeted range. We remain committed to strong risk management practices and staying true to our relationship focus. The final item on the slide is capital. Our Common Equity Tier 1 ratio remained strong at 11%, which we believe positions us well for the 2016 CCAR process. And we ex pect both share repurchases and a dividend increase to be part of the capital plan we will submit.

I'm now moving to slide four, which provides some highlights of our announced acquisition of First Niagara. We continue to make good progress, as we move toward our anticipated closing in the third quarter of this year. Under the leadership of Chris Gorman, we have established integration teams with some of the top talent from both Key and First Niagara. And these teams have been focused on developing detailed assessments and moving forward with our integration plans.

As we move through these early stages, I'm even more confident in this being the right opportunity for Key and our ability to realize the cost savings. The combined company will generate attractive financial returns and create value for our shareholders and accelerates our progress towards becoming a high-performing regional bank. And although not included in our financial projections, we will realize additional value from revenue synergies that will also add to the financial performance. We look forward to sharing more developments with you in the coming quarters as we move towards closing.

Before I turn the call over to Don, I would like to close my remarks by saying that it was a good year for Key. We executed against our strategic and financial goals and took steps to accelerate our progress going forward. I'm proud of our team and of our performance, and I'm excited about the opportunities that we have ahead.

Now, I'll turn the call over to Don to discuss the details of our fourth quarter results. Don?

Donald R. Kimble
Chief Financial Officer

Thanks. And I'm on slide six. As Beth said, we had a good year, finishing with fourth quarter net income from continuing operations of $0.27 per common share. This compared to $0.28 in the year-ago period and $0.26 in the third quarter. In the fourth quarter, Key incurred $10 million of charges related to pension settlement and the acquisition of First Niagara. The combined impact was $0.01 per common share. Excluding these items, net income from continuing operations was $0.28 per common share, the same as the year ago quarter. However, it is worth noting, in comparison with the year ago period, that the current quarter includes $23 million in higher provision expense and $18 million in lower principal investing gains, giving us a strong finish to the year.

Also, not on this slide is our revenue growth. For the quarter, revenue was up 2% from the prior year and up 3% from the prior quarter. For the full year, Key had a revenue growth of over 3%, reflecting the success we've had in growing our businesses. This revenue growth has allowed us to grow our pre-provision net revenues 5% year-over-year.

I will cover the other items on the – within the rest of my presentation. So I'm now turning over to slide seven. Average loan balances were up $3 billion or 5% compared to a year ago quarter and up $295 million from the third quarter. Our year-over-year growth was once again driven primarily by commercial, financial and agricultural loans and was broad-based across Key's business lending segments. Average CF&A loans were up $3.7 billion or 14% compared to the prior year and were up $510 million or 2% unannualized from the third quarter. During the current quarter, we continue to generate strong customer growth that was muted by paydowns of lines to existing customers.

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KeyCorp (KEY)
Q4 2015 Earnings Call
Corrected Transcript
21-Jan-2016

Continuing on to slide eight, on the liability side of the balance sheet, average deposits, excluding deposits in foreign office, totaled $71.5 billion for the fourth quarter of 2015, an increase of $2.3 billion compared to the year ago quarter. The year-over-year increase is reflective of growth in our commercial mortgage servicing business and inflows from commercial and consumer clients. Compared to the third quarter of 2015, average deposits, excluding deposits in foreign office, increased by $1.5 billion. The growth was driven by both seasonal and short-term deposit inflows from commercial clients, along with growth in NOW and money market deposit accounts and certificates of deposit.

Turning to slide nine, taxable equivalent net interest income was $610 million for the fourth quarter of 2015, and the net interest margin was 2.87%. These results compared to taxable equivalent net interest income of $588 million and a net interest margin of 2.94% for the fourth quarter of 2014. The increase in net interest income reflects higher earning asset balances, partially offset by lower earning asset yields, which also drove the decline in the net interest margin. Compared to the third quarter of 2015, taxable equivalent net interest income increased by $12 million and the net interest margin was unchanged. The increase in net interest income and the favorable net interest margin were attributable to higher earning asset yields and loan fees. And while net interest margin was stable, it was negatively impacted by higher levels of excess liquidity driven by short-term commercial deposit growth.

Slide 10 shows a summary of non-interest income, which accounted for 44% of our total revenues. Non-interest income in the fourth quarter was $485 million, down $5 million or 1% from the prior year and up $15 million or 3% from the prior quarter. The slight decrease from the prior year was attributed to lower net gains from principal investing of $18 million and $7 million of lower trust and investment services income reflecting market variability. These decreases were partially offset by a $12 million increase in other income gains in our Real Estate Capital line of business along with growth in some of Key's other core fee-based businesses, including $4 million of higher cards and payments income, and a $4 million increase in mortgage servicing fees.

Compared to last quarter, non-interest income improved by $15 million most notably due to higher investment banking and debt placement fees, marking a strong finish to a record year. Additionally, other income was higher once again related to gains in real estate capital, and corporate-owned life insurance increased, reflecting normal seasonality. These items were offset by lower net gains from principal investing.

Turning to slide 11. As you can see on this slide, expense levels were elevated and reflected a number of moving pieces. I'll start with the current quarter. Non-interest expense was $736 million, which included $20 million of charges consisting of $10 million of efficiency charges primarily related to branch closures and severance, $6 million of merger-related cost, and $4 million of a pension settlement expense.

Next, compared to the fourth quarter of last year, our non-interest expense was up 5%. The increase was primarily attributed to $20 million of higher personnel costs, reflecting an $11 million increase in benefit costs, the investments in client-facing personnel costs across the company, and higher severance expense. We also had a $6 million of merger-related costs.

And finally, linked-quarter expenses were up 2% related to $12 million of higher incentive compensation related to strong capital markets performance and end of the year accruals, $6 million of merger-related cost incurred in the fourth quarter, and $6 million of higher efficiency related charges. These were partially offset by the lower pension settlement charge.

Once again, the current quarter included elevated levels of expenses, reflecting the costs noted above and normal seasonal trends. We would expect first quarter expense levels to be significantly lower than the fourth quarter.

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KeyCorp (KEY)
Q4 2015 Earnings Call
Corrected Transcript
21-Jan-2016

Also, we would expect the full year 2016 expenses to be relatively stable with 2015, adjusted for merger-related costs.

Turning to slide 12. Net charge-offs were $37 million at 25 basis points of average total loans in the fourth quarter, which continues to be below our targeted range. In the fourth quarter, provision for credit losses of $45 million, slightly above the level of charge-offs, reflecting current trends in our portfolio.

Non-performing loans and non-performing assets were both down relative to prior quarter and year-ago period. At December 31, 2015, our reserve for total loan losses represented 1.33% of period-end loans and 206% coverage of our non-performing loans. It is also worth noting that our energy exposure is small, representing 2% of our total portfolio, and has performed in line with our expectations. We've built reserves throughout the year, which currently represent 6% of outstanding loans.

Turning to slide 13. Our Common Equity Tier 1 ratio was strong at December 31, 2015 at 10.95%. There were no share repurchases in the fourth quarter. For the full year, we repurchased $460 million of common shares. We expect share repurchases and an increased dividend to be included in our upcoming 2016 CCAR submission.

Now, moving on to slide 14. For our 2016 outlook, we're providing guidance on a stand-alone Key operations. In 2016, we expect to continue to drive positive operating leverage. Average loans should grow in the mid-single digit range as we benefit from the strength in our commercial businesses. We anticipate that net interest income growth in the low-single digit percentage range compared to 2015 without any benefit from higher interest rates. With the benefit of future rate increases, we would anticipate net interest income to be up in the mid-single digit range. It is also important to note that we have assumed that deposit rates will increase with future rate increases.

Non-interest income is expected to be up mid-single digit percentage range for the year. This assumes continued strong improvement in investment banking and debt placement fees as well continued growth in cards and payments income. We are also assuming very modest levels of principal investing gains for 2015.

Full year reported expenses should be relatively stable with 2015. We would expect to see normal seasonal trends and expenses with first quarter expenses down significantly from the fourth quarter level. Credit quality should remain a good story with net charge-offs below our targeted range of 40 basis points to 60 basis points. We also expect provision levels to maintain a stable level of allowance to total loans.

Finally, we expect our dividend to increase in the second quarter to $0.085 per share and the 2016 CCAR plan to include both common share repurchases and an increased dividend. Our guidance excludes the impact of merger-related charges as well as the acquisition of First Niagara. If the acquisition closes in the third quarter as planned, we would expect EPS impact to be a slight dilution of 1% to 2% in 2016 and accretive in 2017.

With that, I'll close and turn the call back over to the operator for instructions for the Q&A portion of our call. Operator?

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KeyCorp (KEY)
Q4 2015 Earnings Call

Corrected Transcript
21-Jan-2016

QUESTION AND ANSWER SECTION

Operator: Thank you. [Operator Instructions] And we'll go to the line of Ken Usdin with Jefferies. Please go ahead.

Joshua Kevin Cohen
Jefferies LLC

Q

Hey, guys. This is Josh in for Ken. Can you just talk about what rate assumptions you're including with that NII guidance with rates?

Donald R. Kimble
Chief Financial Officer

A

Sure. Our assumption would be to have two additional rate increases for 2016, both of which in the second half of the year and then the last of which toward the end of the year.

Joshua Kevin Cohen
Jefferies LLC

Q

Okay. And then, secondly, can you just talk to the IB pipeline and what you're seeing here in the outlook?

Christopher M. Gorman
President-Key Corporate Bank

A

Sure, Josh. It's Chris. As we look at our pipelines, kind of across the Corporate Bank, our pipelines are very much in line with where they were a year ago and, as Don mentioned, we had a record year last year so we actually feel very good about our pipelines.

Joshua Kevin Cohen
Jefferies LLC

Q

Great. Thanks a lot, guys.

Donald R. Kimble
Chief Financial Officer

A

Thank you.

Operator: And next, we'll go to Erika Najarian with Bank of America Merrill Lynch. Please go ahead.

Erika P. Najarian
Bank of America Merrill Lynch

Q

Hi. Good morning.

Donald R. Kimble
Chief Financial Officer

A

Good morning.

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KeyCorp (KEY)
Q4 2015 Earnings Call

Corrected Transcript
21-Jan-2016

Erika P. Najarian
Bank of America Merrill Lynch

Q

Beth, I just wanted to ask a question on something you mentioned during your prepared remarks. You mentioned that you're even more confident about the First Niagara deal after – in terms of extracting cost savings. Could you give us a little bit of color in terms of the conversations or the progress that you have made after announcing the deal in terms of thinking about the future impact? And also, what the progress is in terms of getting First Niagara ready to be embedded into your CCAR process?

Beth Elaine Mooney
Chairman & Chief Executive Officer

A

Yes, Erika. I'd be glad to discuss that and I'll let Don address the CCAR portion because he is closer to that work than I am. And you're correct that I'm even more confident and we feel even stronger about the path and quality of what will be the value of this combined company. On the cost savings, as you know, we had targeted $400 million or approximately 40% of their costs. And while it is early days, the integration teams have been identified and are working two-by-two to map out those plans. And as we really understand the underlying cost structure, particularly in technology, operations, vendor expense, there are significant savings in all of those areas that probably contribute to over 40% of that $400 million.

So out of the gates, as we look for the path, while nothing is ever easy, we also see very real savings that are easy to garner and will also be realized fairly early within the time after our acquisition. We're also looking at complementary business capabilities and revenue synergies that we continue to gain confidence about the value that will be created there. So in all, I do think you hear a continued tone of confidence as well as a path forward that we feel strongly about.

Donald R. Kimble
Chief Financial Officer

A

As far as the CCAR process, we will be including First Niagara with an assumed acquisition date in the third quarter as we talked about before for the CCAR submission. We will be relying primarily on Key models in the past and using the First Niagara information where we can to run through our existing models as well. And so we will show, within the plan, a separate amount for both First Niagara and Key on a stand-alone basis, but the total CCAR plan will include the assumption that First Niagara is acquired in the third quarter.

Erika P. Najarian
Bank of America Merrill Lynch

Q

Got it. And really appreciate the color, the look forward color on the 2016 CCAR submission. And as we think about the amount of common share repurchases, should we assume, given that First Niagara is part of your two-year plan, that the 2016 buyback ask would be lighter than the up to $725 million that you were approved for 2015?

Donald R. Kimble
Chief Financial Officer

A

Yeah, I think it's too early to assume the absolute dollar amount. We do believe and do expect to see a significant portion of share buybacks as well as an increase in our dividend for 2016 CCAR, but we'll have to work through that over the next several months and finalize those remaining details.

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KeyCorp (KEY)
Q4 2015 Earnings Call
Corrected Transcript
21-Jan-2016

Erika P. Najarian
Bank of America Merrill Lynch
Q

Okay. Thank you.

Donald R. Kimble
Chief Financial Officer
A

Thank you.

Operator: Next, we'll go to Scott Siefers with Sandler O'Neill. Please go ahead.

Scott Siefers
Sandler O'Neill & Partners LP
Q

Good morning, guys.

Donald R. Kimble
Chief Financial Officer
A

Good morning, Scott.

Beth Elaine Mooney
Chairman & Chief Executive Officer
A

Good morning.

Scott Siefers
Sandler O'Neill & Partners LP
Q

Just wanted to ask a question on overall loan growth. Based on the guide for 2016, it looks like there are no hiccups or anything, but it just was a little caught off guard by the slowdown in a few categories and then the overall rate of loan growth in the fourth quarter. So, either Don or Beth, I was just hoping you could update us on your thoughts on overall loan demand trends you're seeing, et cetera?

Donald R. Kimble
Chief Financial Officer
A

Sure. As far as the overall loan growth that – if you look at the average balances, I would say, on a year-over-year basis, we're up 5%, we're saying for next year mid-single digits, pipelines remaining strong. We had a very strong third quarter. And so, if you're just looking at period end balances, there clearly was some slowdown in period end balances because of temporary flows in and out during that subsequent period. But I would say we're continuing to see very strong growth in our commercial business. You will probably see some slower growth from Key in our commercial real estate area and that's intentional as far as some of the credit disciplines we're maintaining and backing off of some of the higher growth areas from a multi-family perspective and also adjusting our outlook as far as student housing and few areas like that. So you could see a lot less construction loan activity from Key than you might be seeing from some of our peers.

Beth Elaine Mooney
Chairman & Chief Executive Officer
A

And, Scott, I would just follow on with the notion that Don did say, we had an extremely strong third quarter and there are some variability quarter to quarter, but I think it was a good quarter and obviously a good year. And

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KeyCorp (KEY)
Q4 2015 Earnings Call
Corrected Transcript
21-Jan-2016

when you look to our guidance for 2016 with mid-single digits and continued strength in our commercial businesses, I look at that across the spectrum and continue to say this is an area of strength and where we have been investing in our senior bankers in order to drive growth through client acquisition.

Scott Siefers
Sandler O'Neill & Partners LP
Q

Perfect. All right. That's good color. Thank you.

Donald R. Kimble
Chief Financial Officer
A

Thank you.

Operator: The next question is from John Pancari with Evercore. Please go ahead.

John Pancari
Evercore ISI
Q

Good morning.

Donald R. Kimble
Chief Financial Officer
A

Good morning.

Beth Elaine Mooney
Chairman & Chief Executive Officer
A

Good morning.

John Pancari
Evercore ISI
Q

Couple of questions here. Back to First Niagara, just anything about the updated macro environment or are there mid energy concerns here or just overall U.S. economic development? Anything influencing the marks that you took that would make you have to revisit that?

Donald R. Kimble
Chief Financial Officer
A

The marks that will be taken will be done as of the close date and so I would say that what we're experiencing, I don't think that there is any outsize risk from the marks on the First Niagara portfolio from a loan book or others that would suggest any overall concerns there, but again, we'll finalize those toward the acquisition da te and make sure that we have the appropriate valuations at that time.

John Pancari
Evercore ISI
Q

Okay. And then, separately, I wanted to get your – sorry, if I missed this, but I wanted to get your updated thoughts on the manufacturing sector as it pertains to impacting loan growth as well as credit. I know we've seen some – at the industrial space, seeing some pressure here and some banks have flagged some incremental concern there. But wanted to get your updated thoughts. Thanks.

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KeyCorp (KEY) Corrected Transcript

Q4 2015 Earnings Call 21-Jan-2016

Christopher M. Gorman A

President-Key Corporate Bank

So, John, it’s Chris. Clearly , as we’re out talking to customers every day, 2% growth in the economy coupled with the strong dollar, it’s not without challenges. Hav ing said that, our clients are sitting on more cash than ev er.

We’re hav ing more strategic discussions than we ever had with our clients. In a 2% loan growth, y ou have to either

– they hav e the same challenges we do, y ou have to either figure out how you can take share or how you can grow externally. And so in a way , that’s a bit of a cataly st for our business. So it certainly isn’t rosy. Growth is, as I said,

probably 2%, but the companies are in good shape. They have a lot of cash and they ‘re looking to do things strategically.

Broadly , when y ou have sales of $ 17 .5 million cars and trucks at retail, that has a positive impact on a lot of business banking clients, middle market clients, and other clients, because a lot of the folks obv iously are part of the supply chain.

John Pancari Q

Evercore ISI

Okay . And then, lastly , just going back to the strong 3Q, y ou said, that you saw a loan growth. So, is it fair to think

– fair to focus more on the end of period balances here as we model out in terms of the real trends you’re seeing in loan growth?

Donald R. Kimble A

Chief Financial Officer

I don’t know that I’d ev er wanted to just stay on the period-end balances, but it happens to work out this quarter that if y ou look at our av erage balances in the fourth quarter, they’re lower than the period end. And so if we continue that kind of momentum going forward, it would imply a mid -single digit kind of y ear -over-year growth.

So I would say that’s reflective this quarter but not necessarily every quarter.

John Pancari Q

Evercore ISI

Y eah. Got it. Okay . Thanks, Don.

Donald R. Kimble A

Chief Financial Officer

Thank y ou.

Operator: And we’ll go to Dav id Eads with UBS. Please go ahead.

David Eads Q

UBS Securities LLC

Hi. Good morning.

Donald R. Kimble A

Chief Financial Officer

Good morning.

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KeyCorp (KEY)
Q4 2015 Earnings Call

Corrected Transcript
21-Jan-2016

David Eads
UBS Securities LLC

Q

Curious if any color you guys might have on what you're seeing in the energy vertical in your Capital Markets business in terms of where people are going for capital, what the discussions are, whether people – whether you guys are involved in restructuring discussions or asset sale discussions? Just, kind of, what's the state of play from where you stand there?

Christopher M. Gorman
President-Key Corporate Bank

A

So, this is Chris. I think the answer is all the above. I think depending on where, sort of, the capital stack companies are, clearly, the amount of high yield debt that was raised, when the cycle first started to turn over, that has dissipated. The amount of private equity that has come in, I think, that has started to dissipate. And I do think people are looking at asset sales, whole company sales, and other forms of restructuring. So I think with oil trading at $26 or $27 a barrel, I think people are looking at all options and we are part of those discussions.

David Eads
UBS Securities LLC

Q

Has there been a change to the percentage of capital raised [indiscernible] (26:25)? I think it dipped in 3Q and I'm just curious whether that shook out here in 4Q.

Christopher M. Gorman
President-Key Corporate Bank

A

The actual capital raised in the oil and gas sector was actually down in the fourth quarter.

David Eads
UBS Securities LLC

Q

Okay. Have you given a number more broadly for this? Sorry, it's a little bit unclear. For the broader [indiscernible] (26:44) business?

Christopher M. Gorman
President-Key Corporate Bank

A

Oh, I'm sorry. Broadly, for the year, in our entire Corporate Bank platform, we raised $57 billion across all the verticals and about $9.3 billion or, say, 16% actually went on to our balance sheet.

David Eads
UBS Securities LLC

Q

Okay. Thanks for the color.

Donald R. Kimble
Chief Financial Officer

A

Thank you.

Operator: Our next question is with Bob Ramsey with FBR. Please go ahead.

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KeyCorp (KEY)
Q4 2015 Earnings Call
Corrected Transcript
21-Jan-2016

Bob H. Ramsey
FBR Capital Markets & Co.

Q

Hey. Good morning, everyone. I just – credit trends look good in all the numbers of yours I see out there. I'm just curious as you guys think about credit, if you're incrementally more or less cautious than maybe a quarter or year ago.

William L. Hartmann
Chief Risk Officer

A

Bob, this is Bill Hartmann. I think, as we look at credit in our portfolio, we have a very, very granular portfolio, which is one of the ways that we like to balance things out. I would pick up on Chris' comments about the general overall trend in a low growth economy. We're being diligent to look for any signs of weakness. And what we're seeing is really reflective in Chris' comments, which is, there are certain sectors where we're seeing weakness, but overall, the trends that we're showing in our numbers say that the overall portfolio quality remains high.

Bob H. Ramsey
FBR Capital Markets & Co.

Q

Okay. And I guess, sectors where you are seeing weakness, I know you mentioned manufacturing a little bit, but beyond that and maybe energy, where else would you be seeing some weakness?

William L. Hartmann
Chief Risk Officer

A

We're not seeing any weakness per se, but we have been cautious for a while now in talking about multi-family and being cautious about where we invest and how we do that, and then student housing was another area.

Bob H. Ramsey
FBR Capital Markets & Co.

Q

Okay. Great. Thank you.

Operator: And next, we go to Gerard Cassidy with RBC. Please go ahead.

Gerard Cassidy
RBC Capital Markets LLC

Q

Thank you. Good morning everyone.

Beth Elaine Mooney
Chairman & Chief Executive Officer

A

Good morning.

Gerard Cassidy
RBC Capital Markets LLC

Q

Don, you mentioned that on the other commercial lending areas, those balances obviously are down and you guys are sticking to your credit disciplines. There's been some talk about multi-family and student loan. Housing markets that you're seeing some weakness. Can you share with us the some of the underwriting criterias that you're seeing out there that makes you hesitant to get involved? Or is it just overbuilding that has you concerned in these markets?

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KeyCorp (KEY)
Q4 2015 Earnings Call

Corrected Transcript
21-Jan-2016

Christopher M. Gorman
President-Key Corporate Bank

A

Gerard, it's Chris. We look at a lot of metrics. You can start with some of the cap rates. And they range from, in large gateway cities, 5%, in some instances, even 4% and those are sort of priced to perfection. We spend a lot of time looking at what the rent to wage ratio is, i.e., the affordability of these class A multi-family apartment buildings. Those are some of the metrics we look at and then we also spend a lot of time looking at what people are doing out in the market, how far out are they going? Are they doing non-recourse loans? What percent of our book, for example, is non-stabilized? We're now down to 13% of our total commitments in real estate are non-stable. So those are some of the metrics we're looking at.

Gerard Cassidy
RBC Capital Markets LLC

Q

And, Chris, when you mentioned the cap rates of 4% to 5% priced to perfection, what are you, guys, more comfortable with even with that specific metric of a cap rate?

Christopher M. Gorman
President-Key Corporate Bank

A

Well, it's really – you have to look at market-by-market and really what the opportunity is but I can tell you when you get to a 4% cap rate, that has built in into those assumptions that it will lease up, that it will lease up quickly and you'll be able to get rent increases going forward and we just think that – we just think those are a lot of variables.

Gerard Cassidy
RBC Capital Markets LLC

Q

And just finally on this commercial real estate, have you, guys, seen any evidence the regulators came out late last year with concerns about the commercial real estate market underwriting? Is there any evidence yet that that's sinking into banks to kind of be a little more conservative?

Christopher M. Gorman
President-Key Corporate Bank

A

We aren't seeing that in the marketplace. I am, we – of course, we're familiar with, sort of, the prudent lending memo that came out I think in the fourth quarter. E.J. is sitting next to me. I think the last time the regulator sent out such a memo in real estate, it was when?

Edward J. Burke
Co-President-Key Community Bank, Commercial & Private Bank

A

2005.

Christopher M. Gorman
President-Key Corporate Bank

A

2005. And so I think – we actually think the regulators are right. We think the market is a little hot in certain areas and that's why, by strategy, we've been really toggling more agent per principal.

Gerard Cassidy
RBC Capital Markets LLC

Q

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KeyCorp (KEY)
Q4 2015 Earnings Call

Corrected Transcript
21-Jan-2016

Great. And then, my final question is, in the Community Bank, you guys show that the assets under management dropped I think 13% maybe year-over-year. Can you just give us some color on what's going on in that part of the business?

Edward J. Burke
Co-President-Key Community Bank, Commercial & Private Bank

A

I think – this is E.J. Burke. Included in the $39 billion from 2014 is a sub-line of business that we call institutional asset services. And in that business, they do – there is a securities lending function, which has been – is not something we've been growing. We had a couple of clients exit, so about $4 billion of that drop, where two clients that left that we're doing securities lending for. Not much. You'll note that our – the drop in our – or the difference in our trust and investment services revenue wasn't nearly that big.

Gerard Cassidy
RBC Capital Markets LLC

Q

Thank you.

Donald R. Kimble
Chief Financial Officer

A

Thank you.

Operator: [Operator Instructions] And next, we go to Terry McEvoy with Stephens. Please go ahead.

Terry J. McEvoy
Stephens, Inc.

Q

Hi. Good morning.

Donald R. Kimble
Chief Financial Officer

A

Hi, Terry.

Beth Elaine Mooney
Chairman & Chief Executive Officer

A

Good morning.

Terry J. McEvoy
Stephens, Inc.

Q

Hi. Don, you talked about higher deposit rates in your NIM outlook. Could you provide maybe your deposit beta assumption? Do they differ at all by region? And do you know how that would compare to past cycles?

Donald R. Kimble
Chief Financial Officer

A

Yeah. What our base assumption is that about a 55% deposit beta and there isn't a whole lot of fluctuation by region. That's more of a general assumption and it does get more granular at the product level so we use that. And essentially, what we've included in our guidance is that our assumptions here include the outlook that our deposit rates would increase that same deposit beta level for future rate increases. So there is some potential opportunity there. That would lag initially.

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KeyCorp (KEY)
Q4 2015 Earnings Call

Corrected Transcript
21-Jan-2016

Terry J. McEvoy
Stephens, Inc.

Q

Okay. And then, just a follow-up for Beth. Every time I read my hometown newspaper in Western New York, it seems like a politician or business leader is saying something against the First Niagara deal. And I guess my question is, is this type – or was this expected? Is a little bit more than you expected? And could there be any additional cost or concessions that you have to make to get the deal done in terms of expenses and/or divestitures of branches and deposits?

Beth Elaine Mooney
Chairman & Chief Executive Officer

A

Yes, Terry, it is clearly an area where it is a large acquisition in an environment, where there have not been many significant acquisitions in the last several years. So it has garnered a fair amount of attention, but we have been very diligent and consistent in our outreach to community leaders and public officials and I believe we're having very, very constructive dialogues.

In part, Key is a very good partner for this franchise and as we look at the story we have to tell and our long-standing track record in community investment, community development, eight straight CRA Outstanding ratings, which no other top banking company has ever received, I think we've gone a long way to setting a very constructive tone for the kind of neighbor, the kind of bank and the kind of partner we will be. So we've made a lot of commitments, not only about achieving our financial targets but also about doing the right things for clients, employees, communities and shareholders. And I believe that we're obviously in the process with the Department of Justice, who will make the determinations on the divestiture numbers and working through our plans and our progress, and I think we will be a good and significant partner and good fo r those communities and those customers.

Terry J. McEvoy
Stephens, Inc.

Q

Thank you for taking my questions.

Donald R. Kimble
Chief Financial Officer

A

Thank you.

Operator: Next, we'll go to Matt O'Connor with Deutsche Bank. Please go ahead.

Matthew Derek O'Connor
Deutsche Bank Securities, Inc.

Q

Good morning.

Donald R. Kimble
Chief Financial Officer

A

Good morning.

Beth Elaine Mooney
Chairman & Chief Executive Officer

A

Good morning.

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KeyCorp (KEY)
Q4 2015 Earnings Call
Corrected Transcript
21-Jan-2016

Matthew Derek O'Connor
Deutsche Bank Securities, Inc.

Q

As we think about the expense progression throughout the year, should we expect any meaningful lumpiness? So stable for the full year but first half on a year-over-year basis or second half on a year-over-year basis should be relatively stable, [ph] I guess, for both (35:51) periods?

Donald R. Kimble
Chief Financial Officer

A

Just from a seasonal trend, our first quarter tends to be our lowest point, as far as expense levels, and so we would expect a meaningful or, we said, significant reduction from our fourth quarter level. And you would typically expect the fourth quarter to be one of the higher quarters as far as the expenses. So I think you would see a similar trend overall as far as the expense levels. Keep in mind that first quarter of last year, our investment banking debt placement fees were low, and so our incentive compensation would've been low last year compared to probably what you would expect in the first quarter of next year because we would expect to have a nice increase in investment banking and debt placement fees for the first quarter compared to a year ago.

Matthew Derek O'Connor
Deutsche Bank Securities, Inc.

Q

Okay. That partially answered the question. I guess what I'm trying to get at is, as we think about keeping expenses flat, do we see some increase on a year-over-year basis in the first half of the year and then some of the efficiencies kick in, in the back half of the year? You kind of just said 1Q might be up on a year-over-year basis because of the incentives, but just conceptually, kind of first half, second half?

Donald R. Kimble
Chief Financial Officer

A

Yeah, I would say that our expense initiatives are continuous throughout the year, so I don't think there's going to be any lumpiness there. I think, as you just repeated, we would expect first quarter expenses in 2016 to be higher than 2015, reflecting the overall performance outlook and expectations, higher revenue during that quarter from those business lines.

Matthew Derek O'Connor
Deutsche Bank Securities, Inc.

Q

Okay. All right. Thank you.

Donald R. Kimble
Chief Financial Officer

A

Thank you.

Operator: Our next question is from David Darst with Guggenheim Securities. Please go ahead.

David Darst
Guggenheim Securities LLC

Q

Good morning.

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KeyCorp (KEY)
Q4 2015 Earnings Call

Corrected Transcript
21-Jan-2016

Donald R. Kimble
Chief Financial Officer

A

Good morning.

Beth Elaine Mooney
Chairman & Chief Executive Officer

A

Good morning.

David Darst
Guggenheim Securities LLC

Q

Could you just speak to the continuous improvement program and where do you think you are in percentage completion and what those expenses could be for the year?

Donald R. Kimble
Chief Financial Officer

A

As far as continuous improvement, I hope we're never done. So this is something that we believe is part of our culture and we'll continue to focus on that. And we've just implemented a number of areas, which created some of the charges we had in the fourth quarter as it relates to our private banking area and restructuring. And so, that's just one example of where we do deeper dives in the specific areas looking from everything from the customer interface all the way through to the back office and making sure that we're designing that in a way that can be more effective for that customer interaction but also more efficient for us from a cost perspective. So we would expect to see ongoing opportunities at a similar size to what we've been experienced in this year.

David Darst
Guggenheim Securities LLC

Q

Okay. And then on the private investing gains, what's your outlook for those this year? And then, what's the balance in that portfolio?

Donald R. Kimble
Chief Financial Officer

A

Yeah, the principal investing gains, as we showed, was zero for the current quarter that our outlook is that we show very modest levels of gains for next year. So it would be a smaller level than clearly what we had throughout this year, and the current balance is around $300 million of investments and so we would see reductions from that balance just because we were about $450 million starting the year. So we're down to about two-thirds of the level that we were a year ago.

David Darst
Guggenheim Securities LLC

Q

Got it. Okay. Thank you.

Donald R. Kimble
Chief Financial Officer

A

Thank you.

Operator: Next, we go to Marty Mosby with Vining Sparks. Please go ahead.

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KeyCorp (KEY)
Q4 2015 Earnings Call
Corrected Transcript
21-Jan-2016

Marty Mosby
Vining Sparks IBG LP

Q

Thanks. Chris, I want to ask you – you did a really good job with debt placement and investment banking this quarter, given all the disruptions in the marketplace. Didn't really expect you to be able to kind of just blow through that like it had no impact. Are there any things that you see on the horizon or anything that's been happening that would put any pressure on the sense of being able to pull those deals through?

Christopher M. Gorman
President-Key Corporate Bank

A

Sure, Marty. Obviously, we, like everybody else, are subjected to the markets. And to the extent that the markets continue as they have been in the last two weeks or three weeks, our ability to pull through our pipeline, the yield to our pipeline would be less. We are really proud of the way we navigated what was a very choppy fourth quarter in the debt markets. So we're really pleased that we've been able to distribute all the paper that we had. But to your point, if we were to face very, very choppy markets going forward, that would have an impact and the first places you would see the impact would be in the M&A area and also you'd see obviously a related impact in the financing areas.

Marty Mosby
Vining Sparks IBG LP

Q

Then, while the investment bank, debt placement was good, trust and your investment was down in what typically would be an upturn in the back end of the year. Don, I was just curious, was that all market value related? And would we see further impacts as you go into the first quarter, given the first couple of weeks and compression we're seeing in the market valuations?

Donald R. Kimble
Chief Financial Officer

A

The impact there really was in two areas. One was that some of that is commission revenue and that revenue was down this quarter, reflecting the market-related activities. And then the other piece was that we did see some pressure on asset value, which created some pressure on the revenues there. First quarter is not off to a great start as far as asset values and so I think that's an area that would continue to have some pressure throughout 2016, but our guidance of mid-single digit kind of growth reflected seeing some pressure in that area.

Marty Mosby
Vining Sparks IBG LP

Q

Thanks.

Operator: And we'll go to Geoffrey Elliott with Autonomous. Please go ahead

Geoffrey Elliott
Autonomous Research LLP

Q

Hello. Thanks for taking the question. I guess, it feels like some companies are starting to get a bit more nervous on the credit outlook. So what are the early indicators that you typically look at to get a sense of whether credit might be turning a few quarters out, and how they're performing?

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KeyCorp (KEY)
Q4 2015 Earnings Call

Corrected Transcript
21-Jan-2016

William L. Hartmann
Chief Risk Officer

A

Geoffrey, this is Bill Hartmann. So, in our portfolio monitoring activities, we have a number of different metrics that we look at that we refer to as early warning indicators. Some of them are macro and we take a look at how those macro indicators might impact our portfolios by industry and by region. And then, we also lo ok at the performance of the companies themselves and in the conversations that our bankers are having about the way that the companies prepare themselves for changes in the economic environment.

As Chris mentioned, one of the things that we are noticing and have noticed for a while is that many of these companies are being very conservative by carrying larger amounts of cash, which show up in the deposits that we have. And there also, the growth in loans has not necessarily been with the customers that we have because they're not going out at investing in an environment that's only growing at 2% to 3%.

Geoffrey Elliott
Autonomous Research LLP

Q

So the – just so I understand there, you're saying that you think that higher cash balances give you more protection – higher cash balance at corporates give you more protection than you would have had in prior corporate cycles? That's kind of the message you're trying to get across?

William L. Hartmann
Chief Risk Officer

A

I think what we're saying is that the customers themselves still remember the last cycle and liquidity became extremely important in the way in which they manage themselves through a cycle. And so by carrying larger cash balances, it gives them more of an ability to manage their companies suc cessfully through the cycle, which benefits us in their ability to survive.

Geoffrey Elliott
Autonomous Research LLP

Q

Great. Thank you.

Donald R. Kimble
Chief Financial Officer

A

Thank you.

Operator: Next, we go to Peter Winter with Sterne Agee. Please go ahead.

Peter J. Winter
Sterne Agee CRT

Q

Good morning.

Beth Elaine Mooney
Chairman & Chief Executive Officer

A

Good morning.

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KeyCorp (KEY)
Q4 2015 Earnings Call

Corrected Transcript
21-Jan-2016

Peter J. Winter
Sterne Agee CRT

Q

Don, just one housekeeping item. The FDIC Deposit Insurance surcharge, I'm just wondering, I know it's proposed but what the impact could be for you guys?

Donald R. Kimble
Chief Financial Officer

A

There would be a slight impact it wouldn't be significant to the overall expense base.

Peter J. Winter
Sterne Agee CRT

Q

Okay. Is that included in the 4Q?

Donald R. Kimble
Chief Financial Officer

A

It would be included in our guidance, yes.

Peter J. Winter
Sterne Agee CRT

Q

Got it. And then just a question for E.J. just on the Community Bank with – I was just wondering if you could talk about the loan trends and what you're seeing in small business loan demand?

Edward J. Burke
Co-President-Key Community Bank, Commercial & Private Bank

A

For small business?

Peter J. Winter
Sterne Agee CRT

Q

Yes.

Edward J. Burke
Co-President-Key Community Bank, Commercial & Private Bank

A

I would turn that to my partner, Dennis Devine. He has small business. I can talk to Commercial Banking, which is kind of our lower end of middle market.

Peter J. Winter
Sterne Agee CRT

Q

Okay. Okay. Go ahead.

Beth Elaine Mooney
Chairman & Chief Executive Officer

A

[ph] Why don't you take both? (44:46)

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KeyCorp (KEY)
Q4 2015 Earnings Call
Corrected Transcript
21-Jan-2016

Edward J. Burke
Co-President-Key Community Bank, Commercial & Private Bank
A

Okay. Both? All right. Well, first of all, in the Commercial Banking segment, we had a very good quarter from a loan production standpoint, and then, for the year, we've had good loan growth. We did see some clients pay us down in the quarter. They didn't pay us off. They just paid us down and digging beneath those numbers and talking to clients, we found that, as Bill alluded to earlier, they're carrying higher cash balances, paying us down. So we feel pretty good going into the year around our pipelines. And then, finally, the last thing I'd say is that we've talked for the past couple of quarters about the fact that we've hired a number of bankers across the franchise. Those bankers are ramping up and we're starting to see good production and new client acquisition from those bankers. Dennis?

Dennis A. Devine
Co-President-Key Community Bank, Consumer & Business Banking, KeyCorp
A

Small business would be comparable. The sentiment would be about the same. The production has been up a little bit as much focused around our execution as anything else. The ability to deliver to small business clients is important and so both the capabilities of our branches, our business banking RMs have some centralized capabilities we brought to market. So you see some year-over-year production increases against the relatively stable outlook, as both E.J. and Chris have spoken to.

Peter J. Winter
Sterne Agee CRT
Q

Got it. Thanks very much.

Operator: [Operator Instructions] And we'll go to Matt Burnell with Wells Fargo Securities. Please go ahead.

Matthew Hart Burnell
Wells Fargo Securities LLC
Q

Good morning. Thanks for taking my questions. Again, just an administrative question, I guess, on the oil and gas portfolio. You've mentioned what your outstanding exposures are. I'm curious what your commitments in that sector might be and whether or not they've changed much over the last quarter or last 12 months?

William L. Hartmann
Chief Risk Officer
A

This is Bill Hartmann. So our total commitments to the sector are approximately $3 billion. They have been coming down slightly over the last 12 months or so. I think that's your question.

Matthew Hart Burnell
Wells Fargo Securities LLC
Q

Yes. Thanks very much. And then, Beth, I noted your commentary about the initial days of the planning for the First Niagara acquisition. And I guess I'm just curious maybe it's a matter of just a little bit of color. But, are you suggesting that there could be, if not cost savings above the $400 million that you've targeted, perhaps a faster ramp-up of the cost savings? And are you suggesting that the level of confidence in terms of the potential revenue synergies is better than you guided, when you announced the deal?

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KeyCorp (KEY)
Q4 2015 Earnings Call

Corrected Transcript
21-Jan-2016

Beth Elaine Mooney
Chairman & Chief Executive Officer

A

Yes, Matt, I'll go ahead and talk about that. I do believe that our confidence in the cost savings, both the path for some of the timing as I talked about some of the third-party vendor contracts. There are technology and operations largely being in an outsourced world gives us a fair amount of certainty around the cost as well as ability to realize savings in early days of the integration. And as we look at our detailed planning, which, again, is still early days but our planning would suggest we believe that there are more opportunities over and above the $400 million. So just in general, as we firm up path and plans, I think we're feeling stronger and better.

And as we look at the revenue synergies, we quoted in our call that we had in late October around $300 million in revenue synergies was the number that we had put out there, obviously with some offsetting costs on that number, something less than that, around $200 million. And I think what we're really seeing is more confidence around the places in the way that we would realize those revenue synergies. We see the complementary nature of our business models. They are accelerating our plans within the mortgage space and as we look generally around the cultures and the product capabilities and their client base, we see – are getting more confident about the path on the revenue synergies.

Matthew Hart Burnell
Wells Fargo Securities LLC

Q

Okay. Thanks for taking my questions.

Donald R. Kimble
Chief Financial Officer

A

Thank you.

Operator: And we'll go to Kevin Barker with Piper Jaffray. Please go ahead.

Kevin James Barker
Piper Jaffray & Co (Broker)

Q

Just a follow-up on the energy question. What is the potential criticized assets that you have in your energy portfolio at this time?

Donald R. Kimble
Chief Financial Officer

A

We have about 31% of our energy assets are criticized.

Kevin James Barker
Piper Jaffray & Co (Broker)

Q

Okay. And then the follow-up on some of your comments regarding commercial real estate, and some of the regulatory concerns, could you help us – just give us a little more color around what sectors and what regions of the country you're seeing particular softness or just froth in general regarding commercial real estate?

Christopher M. Gorman
President-Key Corporate Bank

A

Sure. This is Chris. Specifically, Kevin, we're really focused on multi-family, class A multi-family and some of the areas that we've identified are places like Houston, Raleigh, DC, Boston, Denver, Seattle, just to name a few.

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KeyCorp (KEY)
Q4 2015 Earnings Call

Corrected Transcript
21-Jan-2016

Kevin James Barker
Piper Jaffray & Co (Broker)

Q

Are you seeing anything in regards to the hotel sector or even retail?

Christopher M. Gorman
President-Key Corporate Bank

A

We don't participate in the hotel sector so that's not something we focus on.

Kevin James Barker
Piper Jaffray & Co (Broker)

Q

And then what about in regards to retail?

Christopher M. Gorman
President-Key Corporate Bank

A

Retail is not a big part of our business either, so we're not really – what we're really most dialed in on in terms of areas of concern is really the froth in the multi-family area.

Kevin James Barker
Piper Jaffray & Co (Broker)

Q

Okay. All right. Thank you for taking my questions.

Operator: And with that, we have no further questions in queue.

Beth Elaine Mooney
Chairman & Chief Executive Officer

All right. Thank you, operator. And again, to all, we thank you for taking time from your schedule to participate in our call today. If you have any follow-up questions, you can direct them to our Investor Relations team at 216-689-4221. And that concludes our remarks. Thank you, and have a good day.

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KeyCorp (KEY) Corrected Transcript

Q4 2015 Earnings Call 21-Jan-2016

Disclaimer

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IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed merger, KeyCorp has filed with the SEC a Registration Statement on Form S-4 on November 30, 2015 that includes the preliminary Joint Proxy Statement of KeyCorp and First Niagara and a preliminary Prospectus of KeyCorp, as well as other relevant documents concerning the proposed transaction. The information in the preliminary Joint Proxy Statement/Prospectus is not complete and may be changed. The definitive Joint Proxy Statement/Prospectus will be mailed to stockholders of KeyCorp and First Niagara after the Registration Statement is declared effective by the SEC. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about KeyCorp and First Niagara, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from KeyCorp at investor.key.com or from First Niagara by accessing First Niagara’s website at www.firstniagara.com. Copies of the Joint Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to KeyCorp Investor Relations at Investor Relations, KeyCorp, 127 Public Square, Mailcode OH-01-27-0737, Cleveland, Ohio 44114-1306, by calling (216) 689-3000, or by sending an e-mail to investor_relations@keybank.com or to First Niagara Investor Relations at 726 Exchange Street, Suite 618, Buffalo, New York 14210, by calling (716) 819-5669 or by sending an e-mail to investor@fnfg.com. In addition, KeyCorp and First Niagara use their respective Investor Relations websites and social media outlets as channels of distribution of material company information. Such information is accessible on KeyCorp’s and First Niagara’s Investor Relations websites, as well as on their respective Facebook pages and through their Twitter accounts and LinkedIn accounts.

KeyCorp and First Niagara and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the respective shareholders of KeyCorp and First Niagara in respect of the transaction described in the Joint Proxy Statement/Prospectus. Information regarding KeyCorp’s directors and executive officers is contained in KeyCorp’s Proxy Statement on Schedule 14A, dated April 7, 2015, which is filed with the SEC. Information regarding First Niagara’s directors and executive officers is contained in First Niagara’s Proxy Statement on Schedule 14A, dated March 23, 2015, which is filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Joint Proxy Statement/Prospectus regarding the proposed merger. Free copies of this document may be obtained as described in the preceding paragraph.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, KeyCorp’s and First Niagara’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “plan,” “predict,” “project,” “forecast,” “guidance,” “goal,” “objective,” “prospects,” “possible” or “potential,” by future conditional verbs such as “assume,” “will,” “would,”

“should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections.

In addition to factors previously disclosed in KeyCorp’s and First Niagara’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by KeyCorp and First Niagara shareholders on the expected terms and schedule, including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; difficulties and delays in integrating the First Niagara business or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of KeyCorp’s products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.